Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated November 6, 2025

Registration Statement No. 333-286012

TARGA RESOURCES CORP.

PRICING TERM SHEET

Issuer:	Targa Resources Corp.

Ratings* (Moody’s / S&P / Fitch):	Baa2 / BBB / BBB

Note Type:	Senior Unsecured Notes

Pricing Date:	November 6, 2025

Settlement Date**:	November 12, 2025 (T+3)

Gross Proceeds (before underwriting discounts and offering expenses):	$1,748,735,000

	$750,000,000 4.350% Senior Notes Due 2029	$1,000,000,000 5.400% Senior Notes Due 2036
Principal Amount:	$750,000,000	$1,000,000,000
Maturity Date:	January 15, 2029	July 30, 2036
Benchmark Treasury:	3.500% due October 15, 2028	4.250% due August 15, 2035
Benchmark Treasury Price and Yield:	99-25+ / 3.573%	101-08+ / 4.091%
Spread to Benchmark:	+ 80bps	+ 132bps
Yield to Maturity:	4.373%	5.411%
Coupon:	4.350%	5.400%
Public Offering Price:	99.938% of the principal amount	99.920% of the principal amount

Make-Whole Call:	T + 15 bps	T + 20 bps
Call at Par:	On or after December 15, 2028	On or after April 30, 2036
Interest Payment Dates:	January 15 and July 15, beginning January 15, 2026	January 30 and July 30, beginning January 30, 2026
CUSIP / ISIN:	87612G AR2 / US87612GAR20	87612G AS0 / US87612GAS03
Joint Book-Running Managers:

BofA Securities, Inc.

Citigroup Global Markets Inc.

RBC Capital Markets, LLC

Truist Securities, Inc.

Barclays Capital Inc.

Capital One Securities, Inc.

MUFG Securities Americas Inc.

TD Securities (USA) LLC

Wells Fargo Securities, LLC

Co-Managers:

CIBC World Markets Corp.

Goldman Sachs & Co. LLC

Morgan Stanley & Co. LLC

Regions Securities LLC

SMBC Nikko Securities America, Inc.

Comerica Securities, Inc.

U.S. Bancorp Investments, Inc.

Zions Direct, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.
**

We expect delivery of the notes will be made against payment therefor on or about November 12, 2025, which is the third business day following the date of pricing of the notes (such settlement being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the business day prior to delivery will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

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The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BofA Securities, Inc. at 1-800-294-1322, Citigroup Global Markets Inc. at 1-800-831-9146, RBC Capital Markets, LLC at 1-866-375-6829 or Truist Securities, Inc. at 1-800-685-4786.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.